Notice to ASX/LSE Initial reporting of lithium Mineral Resources and Ore Reserves 4 December 2025 Rio Tinto today announces initial reporting of Mineral Resources and Ore Reserves1 for seven lithium assets acquired as part of the purchase of Arcadium Lithium, namely: • Four lithium brines deposits: the Fenix and Olaroz operations, and the Sal de Vida and Cauchari projects in Argentina • Three hard rock spodumene deposits: the Whabouchi and Galaxy projects in Northern Quebec, and the Mt Cattlin operation in Western Australia Mineral Resources are reported inclusive of Ore Reserves for lithium brines deposits2, and in addition to Ore Reserves (exclusive) for hard rock spodumene deposits. Fenix Fenix is a lithium brines operation located in the Salar del Hombre Muerto in northwest Argentina. It is 100% owned by Rio Tinto and is currently in operation producing lithium carbonate. Mineral Resources and Ore Reserves for the Fenix operation3 are presented in Table A and Table B. Mineral Resources inclusive of Ore Reserves total 11.7 Mt Lithium Carbonate Equivalent (LCE) consisting of 2.7 Mt LCE of Measured Mineral Resources, 4.3 Mt LCE of Indicated Mineral Resources and 4.7 Mt LCE of Inferred Mineral Resources. Ore Reserves total 5.4 Mt LCE consisting of 1.2 Mt LCE Proven Ore Reserves and 4.1 Mt LCE Probable Ore Reserves3. Olaroz Olaroz is a lithium brines operation located in the Olaroz-Cauchari Salar, Jujuy, Argentina. It includes properties operated by Rio Tinto through its local subsidiary Sales de Jujuy, which is a joint venture between Rio Tinto (66.5%), Toyota Tsusho Corporation (25%) and Jujuy Energía y Minería Sociedad del Estado (JEMSE, 8.5%). In addition, Rio Tinto has 100% ownership of six properties to the north and west of the joint venture area which contain a portion of the reported Mineral Resources. All Ore Reserves are located within the Sales de Jujuy joint venture properties. 1 These Mineral Resources and Ore Reserves have been reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 (JORC Code) and the ASX Listing Rules in a release to the ASX dated 4 December 2025 titled “Initial reporting of lithium Mineral Resources and Ore Reserves: Table 1s” (Table 1 Release). Mineral Resources and Ore Reserves are quoted in this release on a 100 percent basis. The figures used to calculate Mineral Resources and Ore Reserves are often more precise than the rounded numbers shown in the tables, hence small differences may result if the calculations are repeated using the tabulated figures. Rio Tinto confirms that it is not aware of any new information or data that materially affects the information included in the Table 1 Release, that all material assumptions and technical parameters underpinning the estimates in the Table 1 Release continue to apply and have not materially changed, and that the form and context in which the Competent Persons’ findings are presented have not been materially modified. 2 For lithium brines deposits Lithium Metal and LCE Ore Reserves are reported at the well head and thus assume 100% recovery at that point. To obtain the equivalent tonnage for LCE, the estimated mass of lithium is multiplied by a factor that is based on the atomic weights of each element in lithium carbonate to obtain the final compound weight. The factor used was 5.323 to obtain LCE mass from lithium mass. 3 The Competent Person responsible for the information in the Table 1 Release that relates to Fenix, Olaroz, Sal de Vida and Cauchari Mineral Resources and Ore Reserves is Sean Kosinski, who is a Certified Professional Geologist (CPG-12174) and a member of the American Institute of Professional Geologists. EXHIBIT 99.4

Notice to ASX/LSE Mineral Resources and Ore Reserves for the Olaroz operation3 are presented in Table A and Table B. Mineral Resources inclusive of Ore Reserves total 19.7 Mt LCE consisting of 8.5 Mt LCE of Measured Mineral Resources, 8.4 Mt LCE of Indicated Mineral Resources and 2.8 Mt LCE of Inferred Mineral Resources. Ore Reserves total 2.7 Mt LCE consisting of 0.6 Mt LCE of Proven Ore Reserves and 2.2 Mt LCE Probable Ore Reserves. Sal de Vida Sal de Vida is a lithium brines project located in the Salar del Hombre Muerto, Catamarca, Argentina. It is 100% owned by Rio Tinto. Mineral Resources and Ore Reserves for the Sal de Vida project3 are presented in Table A and Table B. Mineral Resources inclusive of Ore Reserves total 7.2 Mt LCE consisting of 3.5 Mt LCE of Measured Mineral Resources, 3.0 Mt LCE of Indicated Mineral Resources and 0.7 Mt LCE of Inferred Mineral Resources. Ore Reserves total 2.5 Mt LCE consisting of 0.4 Mt LCE of Proven Ore Reserves and 2.0 Mt LCE Probable Ore Reserves. Cauchari Cauchari is a lithium brines project located in the Olaroz-Cauchari Salar, Jujuy, Argentina. It is 100% owned by Rio Tinto. Mineral Resources and Ore Reserves for the Cauchari project3 are presented in Table A and Table B. Mineral Resources inclusive of Ore Reserves total 6.0 Mt LCE consisting of 1.9 Mt LCE of Measured Mineral Resources, 2.6 Mt LCE of Indicated Mineral Resources and 1.5 Mt LCE of Inferred Mineral Resources. Ore Reserves total 1.1 Mt LCE consisting of 0.2 Mt LCE of Proven Ore Reserves and 0.9 Mt LCE Probable Ore Reserves. Whabouchi The Whabouchi project in northern Quebec, Canada, is a hard rock lithium-bearing spodumene deposit and is being developed by Nemaska Lithium, a joint venture between Investissement Québec (50%) and Rio Tinto (50%). Mineral Resources and Ore Reserves for the Whabouchi project are presented in Table C and Table D. Mineral Resources exclusive of Ore Reserves total 26.9 Mt at 1.45% Li2O, consisting of 18.7 Mt at 1.51% Li2O of Indicated Mineral Resources and 8.3 Mt at 1.31% Li2O of Inferred Mineral Resources4. Ore Reserves total 26.5 Mt at 1.32% Li2O consisting of 10.5 Mt at 1.40% Li2O of Proved Ore Reserves and 16.0 Mt at 1.27% Li2O of Probable Ore Reserves5. Galaxy The Galaxy project is a hard rock lithium-bearing spodumene deposit located in the northeastern part of the Superior Province in northern Quebec, Canada. It is 100% owned by Rio Tinto. Mineral Resources and Ore Reserves for the Galaxy project are presented in Table C and Table D. Mineral Resources exclusive of Ore Reserves total 74.0 Mt at 1.25% Li2O consisting of 18.1 Mt at 1.12% Li2O of Indicated Mineral Resources and 55.9 Mt at 1.29% Li2O of Inferred Mineral Resources6. Ore Reserves comprise 37.3 Mt at 1.27% Li2O of Probable Ore Reserves7. Mt Cattlin The Mt Cattlin operation is a lithium-bearing spodumene deposit in Western Australia. It is 100% owned by Rio Tinto. Mt Cattlin was placed on care and maintenance on 1 July 2025 due to market conditions. The potential for underground mining to extend the mine's life is the subject of current studies. 4 The Competent Person responsible for the information in the Table 1 Release that relates to Whabouchi Mineral Resources is Christian Beaulieu, who is a Member of the l’Ordre des géologues du Québec (license No. 101072). 5 The Competent Person responsible for the information in the Table 1 Release that relates to Whabouchi Ore Reserves is Jeffrey Cassoff who is a Member of l’Ordre des Ingénieurs du Québec (license No. 5002252). 6 The Competent Person responsible for the information in the Table 1 Release that relates to Galaxy Mineral Resources is Luke Evans, P.Eng., who is a Member of the l’Ordre des Ingénieurs du Québec (license No. 105567). 7 The Competent Person responsible for the information in the Table 1 Release that relates to Galaxy Ore Reserves is Normand Lecuyer, P.Eng., who is a Member of l’Ordre des Ingénieurs du Québec (licence No. 34914).

Notice to ASX/LSE

Mineral Resources and Ore Reserves for Mt Cattlin are presented in Table C and Table D. Mineral Resources exclusive of Ore Reserves total 11.3 Mt at 1.35% Li_2O, consisting of 0.1 Mt at 1.11% Li_2O of Measured Resources, 6.4 Mt at 1.42% Li_2O of Indicated Mineral Resources and 4.8 Mt at 1.27% Li_2O of Inferred Mineral Resources[8]. Ore Reserves total 2.3 Mt at 1.10% Li_2O consisting of 0.1 Mt at 0.80% Li_2O of Proved Ore Reserves and 2.2 Mt at 1.11% Li_2O of Probable Ore Reserves[9].

Table A Rio Tinto – Fenix, Olaroz, Sal de Vida and Cauchari Mineral Resources inclusive of Ore Reserves as at 30 June 2025

		Measured Mineral Resources as at 30 June 2025				Indicated Mineral Resources as at 30 June 2025				**Total Measured and Indicated Mineral Resources as at 30 June 2025**			
	Likely mining method[1]	Total Brine Volume	Average Lithium Grade	Lithium Metal	LCE	Total Brine Volume	Average Lithium Grade	Lithium Metal	LCE	**Total Brine Volume**	**Average Lithium Grade**	**Lithium Metal**	**LCE**
Lithium Brine[2][3]		Mm^3	mg/l	Mt	Mt	Mm^3	mg/l	Mt	Mt	**Mm^3**	**mg/l**	**Mt**	**Mt**
Fenix (Argentina)[4]	B/E	810	630	0.5	2.7	1,040	780	0.8	4.3	**1,840**	**710**	**1.3**	**7.0**
Olaroz (Argentina)[4][5]	B/E	2,580	610	1.6	8.5	3,450	460	1.6	8.4	**6,030**	**520**	**3.2**	**16.8**
Sal de Vida (Argentina)[4]	B/E	880	750	0.7	3.5	760	740	0.6	3.0	**1,640**	**750**	**1.2**	**6.5**
Cauchari (Argentina)[4]	B/E	660	530	0.4	1.9	1,080	450	0.5	2.6	**1,740**	**480**	**0.8**	**4.5**

	Inferred Mineral Resources as at 30 June 2025				**Total Mineral Resources as at 30 June 2025**				Rio Tinto interest
	Total Brine Volume	Average Lithium Grade	Lithium Metal	LCE	**Total Brine Volume**	**Average Lithium Grade**	**Lithium Metal**	**LCE**	
Lithium Brine[2][3]	Mm^3	mg/l	Mt	Mt	**Mm^3**	**mg/l**	**Mt**	**Mt**	%
Fenix (Argentina)[4]	1,210	730	0.9	4.7	**3,050**	**720**	**2.2**	**11.7**	100.0
Olaroz (Argentina)[4][5]	1,490	360	0.5	2.8	**7,520**	**490**	**3.7**	**19.7**	73.5
Sal de Vida (Argentina)[4]	220	560	0.1	0.7	**1,860**	**720**	**1.3**	**7.2**	100.0
Cauchari (Argentina)[4]	590	470	0.3	1.5	**2,330**	**480**	**1.1**	**6.0**	100.0

Notes:

1. Type of Mine: B/E = brine extraction.
2. Lithium Brine Mineral Resources Ore Reserves are reported as in situ and inclusive of the Ore Reserves.
3. Lithium brine Resources lithium metal and LCE tonnages are in situ values assuming 100% recovery as per standard brine reporting practices. To obtain the equivalent tonnage for LCE, the estimated mass of lithium was multiplied by a factor that is based on the atomic weights of each element in lithium carbonate to obtain the final compound weight. The factor used was 5.323 to obtain LCE mass from lithium mass.
4. The estimates are based on: (1) specific yield values for hydrogeological units in the brine aquifer; (2) applicable lithium cut-off grade of 300 mg/l for Olaroz, Sal de Vida and Cauchari; (3) including only tenements controlled by Rio Tinto as of the effective date.
5. Olaroz Rio Tinto interest represents its fractional ownership in SDJ (66.5%), and 100% ownership in Olaroz Lithium, La Frontera, and Minera Andes on a mass-weighted basis.

[8] The Competent Person responsible for the information in the Table 1 Release that relates to Mt Cattlin Mineral Resources is Jamie Oppelaar, who is a Member of the Australasian Institute of Mining and Metallurgy.

[9] The Competent Person responsible for the information in the Table 1 Release that relates to Mt Cattlin Ore Reserves is Ali Sami who is a Fellow of the Australasian Institute of Mining and Metallurgy.

Notice to ASX/LSE

Table B Rio Tinto – Fenix, Olaroz, Sal de Vida and Cauchari Ore Reserves as at 30 June 2025

		Proved Ore Reserves as at 30 June 2025				Probable Ore Reserves as at 30 June 2025				**Total Ore Reserves as at 30 June 2025**			
	Type of mine[1]	Anticipated Total Brine Volume	Average Lithium Grade	Lithium metal	LCE	Anticipated Total Brine Volume	Average Lithium Grade	Lithium metal	LCE	**Anticipated Total Brine Volume**	**Average Lithium Grade**	**Lithium metal**	**LCE**
Lithium Brine[2] [3]		Mm^3	Mg/L	Mt	Mt	Mm^3	Mg/L	Mt	Mt	**Mm^3**	**Mg/L**	**Mt**	**Mt**
Fenix (Argentina)[4]	B/E	320	730	0.2	1.2	1,260	620	0.8	4.1	**1,570**	**640**	**1.0**	**5.4**
Olaroz (Argentina)[4] [5]	B/E	150	650	0.1	0.6	640	650	0.4	2.2	**800**	**650**	**0.5**	**2.7**
Sal de Vida (Argentina)[4]	B/E	100	800	0.1	0.4	510	740	0.4	2.0	**620**	**760**	**0.5**	**2.5**
Cauchari (Argentina)[4]	B/E	80	570	0.04	0.2	350	490	0.2	0.9	**420**	**500**	**0.2**	**1.1**

	Average Process Efficiency	Rio Tinto interest	Rio Tinto share recoverable metal Lithium	Rio Tinto share recoverable metal LCE
Lithium Brine[2] [3]	%	%	Mt	Mt
Fenix (Argentina)[4]	76.6	100.0	0.8	4.1
Olaroz (Argentina)[4] [5]	60	66.5	0.2	1.1
Sal de Vida (Argentina)[4]	70	100.0	0.3	1.7
Cauchari (Argentina)[4]	60	100.0	0.1	0.7

Notes:

1. Type of Mine: B/E = brine extraction.
2. Anticipated total brine volume is the cumulative brine volume simulated from the entire wellfield over the life of mine whilst the extracted grade is averaged for the entire pumping period for the simulated wellfield. Lithium metal and LCE tonnages at each Reserve category are reported from a point of reference of the wellhead and assume 100% recovery. To obtain the equivalent tonnage for LCE, the estimated mass of lithium was multiplied by a factor that is based on the atomic weights of each element in lithium carbonate to obtain the final compound weight. The factor used was 5.323 to obtain LCE mass from lithium mass.
3. Rio Tinto share recoverable metal Lithium and LCE values apply the average process efficiency and the Rio Tinto % share.
4. Fenix, Olaroz, Sal de Vida and Cauchari Ore Reserves estimates are based on lithium cut-off grade of 400 mg/l, 410 mg/l, 470 mg/l and 350 mg/l respectively.
5. Olaroz Rio Tinto interest represents its fractional ownership in SDJ (66.5%). Ore Reserves are not produced from Rio Tinto's other ownership interests (Olaroz Lithium, La Frontera, or Minera Andes).

Table C Rio Tinto – Whabouchi, Galaxy and Mt Cattlin Mineral Resources exclusive of Ore Reserves as at 30 June 2025

	Likely mining method[1]	Measured Mineral Resources as at 30 June 2025			Indicated Mineral Resources as at 30 June 2025			Total Measured and Indicated Mineral Resources as at 30 June 2025		
		Tonnage	Grade		Tonnage	Grade		Tonnage	Grade	
Lithium[2]		Mt	% Li_2O	ppm Ta_2O_5	Mt	% Li_2O	ppm Ta_2O_5	Mt	% Li_2O	ppm Ta_2O_5
Whabouchi (Canada)	O/P / UG	-	-		18.7	1.51	-	18.7	1.51	-
Galaxy (Canada)	O/P	-	-	-	18.1	1.12	-	18.1	1.12	-
Mt Cattlin (Australia)	O/P / UG	0.12	1.11	176	6.4	1.42	185	6.5	1.41	185

	Inferred Mineral Resources as at 30 June 2025			**Total Mineral Resources as at 30 June 2025**			Rio Tinto interest
	Tonnage	Grade		**Tonnage**	**Grade**		
Lithium[2]	Mt	% Li_2O	ppm Ta_2O_5	**Mt**	**% Li_2O**	**ppm Ta_2O_5**	%
Whabouchi (Canada)	8.3	1.31	-	**26.9**	**1.45**	**-**	50.0
Galaxy (Canada)	55.9	1.29	-	**74.0**	**1.25**	**-**	100.0
Mt Cattlin (Australia)	4.8	1.27	177	**11.3**	**1.35**	**182**	100.0

Notes:

1. Likely mining method: O/P = open pit/surface, U/G = underground.
2. Lithium Mineral Resources are stated as dry in situ tonnes.

Notice to ASX/LSE

Table D Rio Tinto – Whabouchi, Galaxy and Mt Cattlin Ore Reserves as at 30 June 2025

	Type of mine[1]	Proved Ore Reserves as at 30 June 2025			Probable Ore Reserves as at 30 June 2025			**Total Ore Reserves as at 30 June 2025**			Average process efficiency		Rio Tinto interest	Rio Tinto share recoverable	
		Tonnage	Grade		Tonnage	Grade		**Tonnage**	**Grade**		Spodumene	Tantalite		Li_2O	Ta_2O_5
Lithium[2]		Mt	% Li_2O	ppm Ta_2O_5	Mt	% Li_2O	ppm Ta_2O_5	**Mt**	**% Li_2O**	**ppm Ta_2O_5**	%	%	%	Mt	Mlbs
Whabouchi (Canada)	O/P	10.5	1.40	-	16.0	1.27	-	**26.5**	**1.32**	**-**	85	-	50.0	0.15	-
Galaxy (Canada)	O/P	-	-	-	37.3	1.27	-	**37.3**	**1.27**	**-**	68.9	-	100.0	0.33	-
Mt Cattlin (Australia)															
- Mt Cattlin Open pit	O/P	0.1	0.80	158	1.6	1.31	151	**1.7**	**1.29**	**150**	67	20	100.0	0.015	0.11
- Mt Cattlin Stockpiles	S/P	-	-	-	0.6	0.54	67	**0.6**	**0.54**	**67**	25	20	100.0	0.001	0.02
Mt Cattlin Total		0.1	0.80	158	2.2	1.11	129	**2.3**	**1.10**	**130**				0.015	0.13

Notes:

1. Type of Mine: O/P = open pit/surface, S/P = stockpile.
2. Lithium Ore Reserves are stated as dry mill feed tonnes.

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